UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2024

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, 'may', ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by utilising Artificial Intelligence (AI) technologies and partnerships in our business; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the company's 2022 Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	2023 Preliminary Results dated 22 February 2024, prepared by WPP plc.

2023 Preliminary Results

Resilient performance in 2023 with 0.9% like-for-like growth and improved headline margin up 0.2pt like-for-like. Investing in AI and innovation to deliver improved growth, margin and cash

Key figures

£m	2023	‘+/(-) % reported1	‘+/(-) % LFL2	2022
Revenue	14,845	2.9	3.2	14,429
Revenue less pass-through costs	11,860	0.5	0.9	11,799

Reported:
Operating profit	531	(60.9)		1,358
Profit before tax	346	(70.1)		1,160
Diluted EPS (p)	10.1*	(83.5)		61.2
Dividends per share (p)	39.4	–		39.4

Headline3:
Operating profit	1,750	0.5		1,742
Operating profit margin	14.8%	0.0pt	0.2pt	14.8%
Profit before tax	1,525	(4.8)		1,602
Diluted EPS	93.8	(4.8)		98.5
* includes the impact of accelerated amortisation of previously indefinite life brands and impairment of leases related to the 2023 property review

Full year and Q4 financial highlights

●
FY reported revenue +2.9%, LFL revenue +3.2%
●
FY revenue less pass-through costs +0.5%, LFL revenue less pass-through costs +0.9%
●
Q4 LFL revenue less pass-through costs +0.3% with ex-US4 +3.1% benefiting from strong growth in the UK and India partially offset by declines in Germany and China. US Q4 LFL decline of 4.5% primarily due to lower spend by technology, healthcare and retail clients, partially offset by growth in CPG, telecoms and automotive sectors
●
Global Integrated Agencies FY LFL revenue less pass-through costs +1.3% (Q4: +0.7%): within which GroupM, our media planning and buying business, grew +4.9% (Q4: +5.7%), partially offset by a 1.6% decline in other Global Integrated Agencies (Q4: -3.4%)
●
Solid new business performance: $4.5bn net new billings5 (2022: $5.9bn) with Q4 net new billings $1.1bn (Q4 2022: $0.8bn). The current pipeline of potential new business remains higher year-on-year
●
FY headline operating profit margin in line with original guidance6 of 15.0% (excluding the impact of FX). Headline operating profit margin of 14.8% (2022: 14.8%) reflecting a 0.2pt drag from FX, disciplined cost control and continued investment in our technology, data and AI offer

●
Reported EPS of 10.1p (2022: 61.2p) reflects the impact of accelerated amortisation of intangible assets as a result of the creation of VML, and property impairments announced earlier in the year
●
Headline EPS of 93.8p (2022: 98.5p) reflects a zero contribution from Kantar in income from associates in 2023, which in 2022 represented 3.3p in headline EPS7
●
Adjusted operating cash flow of £1,280m (2022: £669m) reflecting an improved working capital performance
●
Adjusted net debt at 31 December 2023 £2.5bn, flat year-on-year
●
Final dividend of 24.4p proposed (2022: 24.4p) resulting in a proposed total dividend of 39.4p (2022: 39.4p) in line with our payout policy of approximately 40% of headline diluted EPS

Strategic progress and 2024 guidance

●
VML launched in January following the merger of VMLY&R and Wunderman Thompson with senior leadership appointed. GroupM simplification plan on track. Burson, created from the merger of Hill & Knowlton and BCW, scheduled to launch in July
●
Acquisitions in the year included influencer marketing agencies Goat and Obviously and are contributing well to growth
●
2020 transformation programme gross annual savings of £475m in 2023 against a 2019 base, ahead of planned £450m, with savings from our campus programme, procurement initiatives, simpler WPP and lower travel costs
●
2024 guidance: LFL revenue less pass-through costs growth of 0-1%, with improvement in headline operating profit margin of 20-40bps (excluding the impact of FX)

Innovating to Lead

At our Capital Markets Day in January 2024 we announced the next phase of our strategy – ‘Innovating to Lead’ – which is built on four strategic pillars:

1.
Lead through AI, data and technology, by building on our leadership position in the application of artificial intelligence through the acquisition of the AI research firm Satalia in 2021; organic investment in WPP Open, our AI-driven platform, client technology and data; and deep partnerships with strategic technology partners such as Adobe, Google, IBM, Microsoft, Nvidia and OpenAI. Our plans include annual cash investment of around £250m in proprietary technology to support our AI and data strategy

2.
Unlock the full potential of creative transformation to drive growth, expanding our client relationships by further leveraging WPP’s global scale, integrated offer in creative, media, production and PR, and capabilities in growth areas such as commerce, influencer marketing and retail media to capture share in a growing market

3.
Build world-class, market-leading brands through our six powerful agency networks – VML, Ogilvy, AKQA, Hogarth, GroupM and Burson – which now represent close to 90% of WPP’s revenue less pass-through costs, and in particular reap the benefits of unrivalled scale from VML as the world’s largest integrated creative agency, leverage GroupM’s simplified operating model and scale as the world’s largest media agency and establish Burson as a leading global strategic communications agency by bringing together BCW and Hill & Knowlton

4.
Execute efficiently to drive strong financial returns, by delivering growth and structural cost savings from the creation of VML and Burson, and simplification of GroupM, unlocking scale advantages and further efficiency savings

Our strategy will continue to be underpinned by a disciplined approach to capital allocation with ongoing organic investment, a progressive dividend policy and a disciplined approach to M&A, supported by a strong balance sheet and an investment grade credit rating.

Mark Read, Chief Executive Officer of WPP, said:

“At our recent Capital Markets Day we detailed our strategy to capture the opportunities of AI, data and technology, while harnessing the full power of our offer to clients, building world-class agency brands, and driving strong financial returns through efficient execution.

“AI will be fundamental for our business and we are embracing the opportunities that it presents, putting it at the heart of our operations and our work for clients. Our AI-powered platform, WPP Open, is now being used by more than 30,000 people across WPP with growing adoption by our clients.

“While 2023 was more challenging than we expected due to cuts in spending by technology clients, we delivered a resilient performance for the year with 0.9% like-for-like growth and a 0.2 point improvement in our headline operating margin at constant currency. This was driven by disciplined cost control, while continuing to invest in AI, data and technology.

“Our net new business of $4.5bn in 2023 included major new assignments with clients such as Allianz, Krispy Kreme, Mondelēz, Nestlé, PayPal and Verizon and reflects a stronger year-on-year performance in the fourth quarter.

“We are optimistic about the strategic opportunities ahead of us and are confident that we can deliver accelerated and increasingly profitable growth over the medium term.”

For further information:

Investors and analysts
Tom Waldron	+44 7788 695864
Anthony Hamilton	+44 7464 532903
Caitlin Holt	+44 7392 280178

irteam@wpp.com

Media
Chris Wade	+44 20 7282 4600

Richard Oldworth	+44 7710 130 634
Buchanan Communications	+44 20 7466 5000

press@wpp.com

wpp.com/investors

1. Percentage change in reported sterling.
2. Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results from continuing operations, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year.
3. In this press release not all of the figures and ratios used are readily available from the unaudited interim results included in Appendix 1. Management believes these non-GAAP measures, including constant currency and like-for-like growth, revenue less pass-through costs and headline profit measures, are both useful and necessary to better understand the Group’s results. Details of how these have been arrived at are shown in Appendix 2.
4. The aggregate of markets outside the US.
5. As defined in the glossary on page 46.
6. Original FY23 guidance given on 23 February 2023.
7. In accordance with IAS 28: Investments in Associates and Joint Ventures once an investment in an associate reaches zero carrying value, the Group does not recognise any further losses, nor income, until the cumulative share of income returns the carrying value to above zero. At the end of 2022 WPP’s cumulative reported share of losses in Kantar has reduced the carrying value of the investment to nil.

Full year overview

Revenue was £14.8bn, up 2.9% from £14.4bn in 2022, and up 3.2% like-for-like. Revenue less pass-through costs was £11.9bn, up 0.5% from £11.8bn in 2022, and up 0.9% like-for-like.

	Q4 2023 £m	% reported	% M&A	% FX	% LFL
Revenue	4,116	0.4	1.3	(4.2)	3.3
Revenue less pass-through costs	3,211	(2.8)	0.9	(4.0)	0.3

	2023 £m	% reported	% M&A	% FX	% LFL
Revenue	14,845	2.9	1.2	(1.5)	3.2
Revenue less pass-through costs	11,860	0.5	0.9	(1.3)	0.9

Business segment review

Business segments - revenue less pass-through costs

% LFL +/(-)	Global Integrated Agencies	Public Relations	Specialist Agencies
Q4 2023	0.7	2.4	(6.8)
2023	1.3	1.4	(3.4)

Global Integrated Agencies: GroupM, our media planning and buying business, grew well in 2023, benefiting from continued client investment in media, with like-for-like growth in revenue less pass-through costs of 4.9% (Q4 +5.7%), partially offset by a 1.6% LFL decline at other Global Integrated Agencies (Q4 -3.4%).

GroupM grew in all major regions with mid-single digit growth in ex-US markets and low-single digit growth in the US. The digital billings mix within GroupM increased to 51% (2022: 48%).

Ogilvy’s performance benefited from recent new business wins including SC Johnson and Verizon, which contributed to mid-single digit growth.

Hogarth grew well benefiting from increased spend by CPG clients and growing demand for its technology and AI-driven capabilities as clients seek to produce more personalised and addressable content.

Other Global Integrated Agencies: Wunderman Thompson and VMLY&R (which were merged in January 2024 to become VML) and AKQA felt the greatest impact from reduced spend across the technology sector and delays in technology-related projects. Revenue less pass-through costs in the retail sector was impacted by 2022 and 2023 client losses and lower spend by some retail clients in an uncertain macroeconomic environment.

Public Relations: FGS Global continued to grow strongly in 2023, while Hill & Knowlton delivered modest growth lapping strong performance in 2022; partially offset by a weaker year for BCW.

Specialist Agencies: CMI Media Group, our specialist healthcare media planning and buying agency, grew strongly, offset by declines at Landor and Design Bridge and Partners. Our smaller specialist agencies continued to be affected by more cautious client spending, including delays in project-based spending.

Regional review

Regional segments - revenue less pass-through costs

% LFL +/(-)	North America	United Kingdom	Western Continental Europe	Rest of World
Q4 2023	(4.1)	5.1	(0.8)	5.3
2023	(2.7)	5.6	1.8	3.7

North America declined by 2.7% in 2023 reflecting lower revenues from technology clients and in the retail sector. This was partially offset by growth in CPG and telecommunications. Lower revenues from technology clients had a greater adverse impact on our integrated creative agencies, whilst GroupM grew low-single digits in the region.

The United Kingdom delivered good growth, building on a strong prior year performance (2022: +7.6%) with both GroupM and Ogilvy performing well. CPG and healthcare were the strongest client sectors.

In Western Continental Europe, Germany, our largest market, had a challenging end to the year with a more uncertain macro environment weighing on client spend in the second half. France returned to growth in Q4 after several quarters of decline as new clients were onboarded.

The Rest of World saw good growth in 2023 driven by India which was up 7.7% reflecting strong double-digit growth in the second half. This was partially offset by China which declined 3.3% with a consistent level of decline across the first and second half.

Top five markets - revenue less pass-through costs

% LFL +/(-)	USA	UK	Germany	China	India
Q4 2023	(4.5)	5.1	(5.3)	(1.2)	22.0
2023	(2.8)	5.6	0.1	(3.3)	7.7

Client sector review

Client sector - revenue less pass-through costs8

2023	% share, revenue less pass-through costs8	% LFL +/(-)
CPG	27.0	14.2
Tech & Digital Services	17.5	(6.9)
Healthcare & Pharma	12.0	0.6
Automotive	10.3	1.3
Retail	9.2	(11.3)
Telecom, Media & Entertainment	6.4	2.9
Financial Services	6.2	4.3
Other	5.4	(3.4)
Travel & Leisure	3.5	7.1
Government, Public Sector & Non-profit	2.5	0.2

Strategic progress

Clients: We won $4.5bn of net new business in 2023 (2022: $5.9bn) including the loss of certain Pfizer creative assignments. Key assignment wins include Adobe, Allianz, Estée Lauder, Ford, Hyatt, Krispy Kreme, Lenovo, Lloyds Banking Group, Maruti Suzuki, Mondelēz, Nestlé, Pernod Ricard, SC Johnson and Verizon.

Creativity and awards: Creativity is applied to everything that we do at WPP, and we are proud that our world-class talent has continued to be recognised through prestigious awards. We had another successful year at the Cannes Lions International Festival of Creativity, with WPP agencies winning a total of 165 Lions including one Titanium Lion, five Grand Prix, and 24 Gold awards. Mindshare was named Media Network of the Year.

At the Effies, WPP was awarded the most effective communications company globally, with Ogilvy ranked the most effective network. WARC named WPP the top company in all three of their rankings, the Creative 100, Effective 100 and Media 100 lists. Ogilvy ranked as the top network of the year in both the Creative 100 and Effective 100 while EssenceMediacom took first place in the Media 100.

WPP was named holding company of the year and VMLY&R network of the year at the New York Festivals Advertising Awards. Ogilvy was the most awarded agency at the Global Influencer Marketing Awards for the fifth year running and was recently named AdWeek’s 2023 Global Agency of the Year. Gain Theory, WPP’s global marketing effectiveness consultancy, was recognised by Forrester as a Wave Leader in marketing measurement and optimisation.

8. Proportion of WPP group revenue less pass-through costs in 2023; table made up of clients representing 77% of WPP total revenue less pass-through costs.

Investment for growth: We have invested significantly in client-facing technology over the last five years and this continued in 2023, with priorities including WPP Open, our AI-driven platform; Choreograph, our data products and technology unit; and other AI tools and services delivered through WPP Open.

WPP Open brings together all of WPP’s proprietary tools, technologies, data and services into one operating system, and is already being deployed across some of our largest global clients, with broad adoption by over 30,000 of WPP’s people.

We have bolstered our capabilities through acquisitions during the year, including: influencer marketing agencies Goat, based in London and Obviously, based in New-York; 3K Communication, a Frankfurt-based healthcare PR agency; and amp, one of the world’s leading sonic branding companies. We also made a minority investment in Majority, a diversity-focused US creative agency.

In July, KKR completed their minority investment to become a 29% shareholder in FGS Global, after acquiring all of Golden Gate Capital’s equity and a proportion of the interests of WPP and FGS Global management. WPP remains the majority owner at 51%. The transaction valued FGS Global at $1.425bn.

Transformation: At our Capital Markets Day in December 2020 we set out a plan to deliver £600m of annual gross savings by 2025 against the 2019 cost base. At the end of 2023 we had delivered around £475m of gross savings, which is ahead of the originally planned £450m.

Savings have come from our operating model, including a simpler WPP and lower travel costs; from efficiency initiatives driven by our procurement team and our successful campus strategy; and from functional effectiveness, focused on IT and finance with savings from our cloud migration and workforce optimisation.

Our ERP consolidation has taken longer than we originally expected, but we are realising benefits from the deployment of Workday at VML (formerly Wunderman Thompson) in North America and from Maconomy in Asia Pacific and other markets. We anticipate the bulk of new systems will be rolled out by 2026 with associated restructuring costs reducing accordingly.

At our Capital Markets Day in January 2024 we outlined an updated target for headline operating margin of 16-17% over the medium term underpinned by a plan focused on structural cost savings and efficiencies which will enable us to deliver more profitable growth whilst continuing to invest in the business.

This plan builds on the 2020 programme and the structural changes announced in the last six months with the creation of VML and Burson and the simplification of GroupM.

Structural cost savings from the creation of VML and Burson and simplification of GroupM are expected to deliver annualised net cost savings of c.£125m in 2025, with 40-50% of those savings expected to be realised in 2024. Restructuring costs associated with the completion of these programmes in 2024 are expected to be around £125m.

Targeted efficiency savings across both back office and commercial delivery represent a further opportunity for annualised gross savings of around £175m over the next three to five years which will support delivery of our medium-term margin target and investment for growth.

Purpose and ESG

WPP’s purpose is to use the power of creativity to build better futures for our people, planet, clients and communities.

WPP maintained a low-risk rating in the 2023 Sustainalytics risk rating, which scores the ESG performance of companies. WPP has the lowest risk rating of its peer group and saw an improvement in its score from 12.1 in 2022 to 11.0 in 2023.

People: We are committed to building a strong, purpose-driven culture at WPP where everyone feels valued. WPP ranked sixth best performer in the 2023 FTSE Women Leaders ranking, recognising our gender diversity in leadership roles. In addition, WPP was awarded Leader status for the fifth year running in the Bloomberg Gender Equality Index. In May, eleven leaders from across WPP were recognised in the 2023 Empower Role Model Lists, designed to celebrate leaders who are championing inclusion for people of colour within global businesses.

Planet: In 2021, we set near-term science-based targets to reduce our absolute Scope 1 and 2 emissions by at least 84% by 2025 and reduce Scope 3 emissions (including emissions from media buying - an industry first) by at least 50% by 2030, both from a 2019 base year.

In April, our 2022 Sustainability Report stated that we have delivered a reduction in Scope 1 and 2 emissions of 71% in absolute terms since our 2019 baseline. Our 2023 Sustainability Report will be issued in March 2024.

Clients: Sustainability is a priority for all stakeholders including our clients. We aim to use our creativity for good, delivering client work which is inclusive and accessible and supporting clients on their own sustainability journeys. At the Ad Net Zero Awards, which recognise the companies and organisations that are leading the way on sustainability and the move to a net zero carbon economy, we were proud to win six awards including both International and UK Grand Prix. The Grand Prix awards were won by EssenceMediacom for their partnership eBay x Love Island and Grey Colombia for their Life Extending Stickers innovation for Makro; both were recognised for their simple, scalable solutions to shifting consumer behaviour whilst driving material transformation within their respective industries.

Scrutiny over brands’ environmental claims continues to grow. To support clients in making effective claims, in 2023 we launched a client version of our Green Claims Guide and ran targeted training for employees and clients in high emissions sectors.

Communities: We aim to use the power of our creativity and voice to support the communities in which we live and work. For example, during the year we launched the Creative Data School in partnership with leading non-profit and educational organisations which has already taught essential technical skills to over 6,000 young people across the UK.

Further detail on how WPP is focused on realising a more sustainable, equitable future can be read in our 2022 Sustainability Report.

Outlook

Our guidance for 2024 is as follows:

Like-for-like revenue less pass-through costs growth of 0-1%. Headline operating margin improvement of 20-40bps (excluding the impact of FX)

Other 2024 financial indications:

●
Mergers and acquisitions will add 0.5-1.0% to revenue less pass-through costs growth
●
FX impact: current rates (at 15 February 2024) imply a c.2% drag on FY 2024 revenues less pass-through costs, with no meaningful impact expected on FY 2024 headline operating margin
●
Headline income from associates and non-controlling interests at similar levels to 2023
●
Net finance costs of around £295m
●
Effective tax rate (measured as headline tax as a % of headline profit before tax) of around 28%
●
Capex of around £260m
●
Cash restructuring costs of around £285m
●
Working capital expected to be broadly flat year-on-year

Medium-term targets

In January 2024 we presented updated medium-term financial framework including the following three targets:

●
3%+ LFL growth in revenue less pass-through costs
●
16-17% headline operating profit margin
●
Adjusted operating cash flow conversion of 85%+9

9. Adjusted operating cash flow divided by headline operating profit.

Financial results

Unaudited headline income statement10:

£ million	2023	2022	+/(-) % reported	+/(-) % LFL

Revenue	14,845	14,429	2.9	3.2
Revenue less pass-through costs	11,860	11,799	0.5	0.9
Operating profit	1,750	1,742	0.5
Operating profit margin %	14.8%	14.8%	–	0.2pt*
Income from associates	36	74	(51.0)
PBIT	1,786	1,816	(1.6)
Net finance costs	(261)	(214)	(21.8)
Profit before taxation	1,525	1,602	(4.8)
Tax	(412)	(409)	(0.8)
Profit after taxation	1,113	1,193	(6.7)
Non-controlling interests	(87)	(93)	6.4
Profit attributable to shareholders	1,026	1,100	(6.8)
Diluted EPS	93.8p	98.5p	(4.8)
*margin points

Reconciliation of profit before taxation to headline operating profit:

£ million	2023	2022

Profit before taxation	346	1,160
Finance and investment income	(127)	(145)
Finance costs	389	359
Revaluation and retranslation of financial instruments	(7)	(76)
Profit before interest and taxation	601	1,298
(Earnings)/loss from associates - after interest and tax	(70)	60
Operating profit	531	1,358
Goodwill impairment	63	38
Amortisation and impairment of acquired intangible assets	728	62
Investment and other impairment charges	18	77
(Gains)/losses on disposal of investments and subsidiaries	(7)	36
Gains on remeasurement of equity interests arising from a change in scope of ownership	–	(66)
Litigation settlement	(11)	–
Restructuring and transformation costs	196	219
Property related costs	232	18
Headline operating profit	1,750	1,742

10 Non-GAAP measures in this table are reconciled in Appendix 2.

Business sector11

Revenue analysis

£ million	2023	2022	+/(-) % reported	+/(-) % LFL
Global Int. Agencies	12,595	12,192	3.3	3.7
Public Relations	1,262	1,232	2.4	2.0
Specialist Agencies	988	1,005	(1.8)	(2.5)
Total Group	14,845	14,429	2.9	3.2

Revenue less pass-through costs analysis

£ million	2023	2022	+/(-) % reported	+/(-) % LFL
Global Int. Agencies	9,808	9,743	0.7	1.3
Public Relations	1,180	1,161	1.6	1.4
Specialist Agencies	872	895	(2.6)	(3.4)
Total Group	11,860	11,799	0.5	0.9

Headline operating profit analysis

£ million	2023	% margin*	2022	% margin*
Global Int. Agencies	1,474	15.0	1,433	14.7
Public Relations	191	16.2	192	16.5
Specialist Agencies	85	9.7	117	13.0
Total Group	1,750	14.8	1,742	14.8
* Headline operating profit as a percentage of revenue less pass-through costs

Regional

Revenue analysis

£ million	2023	2022	+/(-) % reported	+/(-) % LFL
N. America	5,528	5,550	(0.4)	(0.4)
United Kingdom	2,155	2,004	7.6	6.5
W Cont. Europe	3,037	2,876	5.6	3.8
AP, LA, AME, CEE12	4,125	3,999	3.1	6.3
Total Group	14,845	14,429	2.9	3.2

11 Prior year figures have been re-presented to reflect the reallocation of a number of businesses.
12 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Revenue less pass-through costs analysis

£ million	2023	2022	+/(-) % reported	+/(-) % LFL
N. America	4,556	4,688	(2.8)	(2.7)
United Kingdom	1,626	1,537	5.8	5.6
W Cont. Europe	2,411	2,319	4.0	1.8
AP, LA, AME, CEE	3,267	3,255	0.3	3.7
Total Group	11,860	11,799	0.5	0.9

Headline operating profit analysis

£ million	2023	% margin*	2022	% margin*
N. America	834	18.3	771	16.4
United Kingdom	215	13.2	187	12.2
W Cont. Europe	258	10.7	301	13.0
AP, LA, AME, CEE	443	13.6	483	14.8
Total Group	1,750	14.8	1,742	14.8
* Headline operating profit as a percentage of revenue less pass-through costs

Operating profitability

Reported profit before tax was £346m, compared to £1,160m in the prior period, principally reflecting the accelerated amortisation of previously indefinite life brands related to the creation of VML and the impairment taken as a result of the 2023 property review.

Reported profit after tax was £197m compared to £775m in the prior period.

Headline EBITDA (including IFRS 16 depreciation) for the year was down 1.4% to £1,976m. Headline operating profit was up 0.5% to £1,750m.

Headline operating profit margin was flat year on year at 14.8% and up 0.2 points year on year on a constant currency basis. Total operating costs were up 0.5% to £10.1bn. Staff costs, excluding incentives, were up 0.1% year-on-year at £7.8bn, reflecting wage inflation offset by lower use of freelancers. Staff costs include severance costs of £78m (2022: £44m). Incentive costs were down 8.5% year-on-year to £387m, compared to £423m in 2022.

Establishment costs were down 3.8% at £516m reflecting the progress in our campus programme. IT costs were up 12.6% at £698m, reflecting investment in enterprise technology and our IT infrastructure, as well as our global client-facing technology capabilities including WPP Open, Choreograph and AI capabilities.

Personal costs rose 9.3% to £223m, reflecting greater client-related business travel and inflationary pressures. Other operating expenses were down 0.8% at £535m.

The average number of people in the Group in the year was 114,732 compared to 114,129 in 2022. The total number of people as at 31 December 2023 was 114,173 compared to 115,473 as at 31 December 2022.

Adjusting items

The Group incurred £1,219m of adjusting items in 2023, mainly relating to the amortisation of acquired intangible assets, restructuring and transformation costs, and property and goodwill impairments. This compares with net adjusting items in 2022 of £384m.

Goodwill impairment, amortisation and impairment of acquired intangibles and other impairment charges were £809m (2022: £177m), mainly related to the accelerated amortisation of indefinite life brands resulting from the VML merger. This includes accelerated amortisation charges of £431m and £202m for Wunderman Thompson and Y&R brands respectively.

Restructuring costs of £196m in 2023 (2022: £219m) mainly relate to: the Group’s IT transformation; property costs associated with impairments prior to 2023; and costs related to the continuing restructuring plan, including the creation of VML and simplification of GroupM.

Charges associated with property, including the property review conducted in 2023, were £232m and primarily relate to non-cash lease impairments in the US.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were £261m, an increase of £47m year-on-year, due to higher levels of debt through the year, higher interest rates and lower investment income partially offset by higher interest earned on cash.

The headline tax rate (based on headline profit before tax) was 27.0% (2022: 25.5%) and on reported profit before tax was 43.1% (2022: 33.1%). The increase in the headline tax rate is driven by lower income from associates and changes in tax rates or tax bases in the markets in which we operate. Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase over the next few years.

Earnings and dividend

Profits attributable to shareholders were £110m, compared to a profit of £683m in the prior period, principally reflecting the accelerated amortisation of indefinite life brands and the impairment taken as a result of the 2023 property review.

Reported diluted earnings per share was 10.1p, compared to 61.2p in the prior period. Headline diluted earnings per share from continuing operations decreased by 4.8% to 93.8p.

The Board is proposing a final dividend for 2023 of 24.4 pence per share, which together with the interim dividend paid in November 2023 gives a full-year dividend of 39.4 pence per share. The record date for the final dividend is 7 June 2024, and the dividend will be payable on 5 July 2024.

Further details of WPP’s financial performance are provided in Appendix 1.

Cash flow highlights

Twelve months ended (£ million)	31 December 2023	31 December 2022
Headline operating profit	1,750	1,742
Income from associates	36	74
Depreciation of property, plant and equipment	165	167
Amortisation of other intangibles	25	22
Depreciation of right-of-use assets	257	262
Headline EBITDA	2,233	2,267
Less: income from associates	(36)	(74)
Repayment of lease liabilities and related interest	(362)	(402)
Non-cash compensation	140	122
Non headline cash costs (including restructuring cost)	(218)	(174)
Capex	(217)	(223)
Working capital	(260)	(847)
Adjusted operating cash flow	1,280	669
% conversion of Headline operating profit	73%	38%
Dividends (to minorities)/ from associates	(58)	(32)
Earnout payments	(31)	(71)
Net interest	(159)	(121)
Cash tax	(395)	(391)
Adjusted free cash flow13	637	53
Disposal proceeds	122	51
Net initial acquisition payments	(280)	(274)
Dividends	(423)	(365)
Share purchases	(54)	(863)
Net cash flow	2	(1,398)

In 2023, net cash inflow was broadly neutral, compared to a £1.4bn outflow in 2022. The main drivers of the improved cash flow performance year-on-year were a smaller outflow from investment in net working capital and lower share purchases.

A working capital outflow of £260m (2022: £847m) includes an adverse impact of £89m from less favourable FX rates at the end of the year compared to the prior year. The movement in total working capital of £260m reflects a favourable movement of £113m in trade working capital and an outflow of £373m from non-trade working capital, primarily reflecting year on year movements in bonus, landlord incentives relating to our campus programme and prepayments.

A summary of the Group’s unaudited cash flow statement and notes for the twelve months to 31 December 2023 is provided in Appendix 1.

13 Adjusted free cash flow is reconciled to cash generated by operations in Appendix 2.

Balance sheet highlights

As at 31 December 2023 we had cash and cash equivalents of £1.9bn (2022: £2.0bn) and total liquidity, including undrawn credit facilities, of £3.8bn. Average adjusted net debt was £3.6bn, compared to £2.9bn in the prior period, at 2023 exchange rates. As at 31 December 2023 adjusted net debt was £2.5bn, against £2.5bn as at 31 December 2022, unchanged on a reported basis and an increase of £0.1bn at 2023 exchange rates.

We spent £54 million on share purchases during the year to offset dilution from share-based payments.

Our bond portfolio at 31 December 2023 had an average maturity of 6.2 years.

In May 2023, we refinanced the November 2023 €750m bond as planned, issuing a May 2028 €750m bond priced at 4.125%.

The average adjusted net debt to Headline EBITDA ratio in the 12 months to 31 December 2023 is 1.83x, which excludes the impact of IFRS 16.

A summary of the Group’s unaudited balance sheet and notes as at 31 December 2023 is provided in Appendix 1.

Appendix 1: Preliminary results for the year ended 31 December 2023
Unaudited preliminary consolidated income statement for the year ended 31 December 2023

£ million	Notes	2023	2022
Revenue	7	14,844.8	14,428.7
Costs of services	4	(12,325.8)	(11,890.1)
Gross profit		2,519.0	2,538.6
General and administrative costs	4	(1,988.0)	(1,180.4)
Operating profit		531.0	1,358.2
Earnings/(loss) from associates - after interest and tax	5	70.2	(60.4)
Profit before interest and taxation		601.2	1,297.8
Finance and investment income	6	127.3	145.4
Finance costs	6	(389.0)	(359.4)
Revaluation and retranslation of financial instruments	6	6.8	76.0
Profit before taxation		346.3	1,159.8
Taxation	8	(149.1)	(384.4)
Profit for the year		197.2	775.4

Attributable to:
Equity holders of the parent		110.4	682.7
Non-controlling interests		86.8	92.7
		197.2	775.4

Earnings per share
Basic earnings per ordinary share	10	10.3p	62.2p
Diluted earnings per ordinary share	10	10.1p	61.2p

The accompanying notes form an integral part of this unaudited preliminary consolidated income statement.

Unaudited preliminary consolidated statement of comprehensive income for the year ended 31 December 2023

£ million	2023	2022
Profit for the year	197.2	775.4
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	(427.1)	424.2
Gain/(loss) on net investment hedges	108.2	(141.5)
Cash flow hedges:
Fair value (loss)/gain arising on hedging instruments	(43.3)	38.5
Less: gain/(loss) reclassified to profit or loss	44.2	(38.5)
Share of other comprehensive (loss)/income of associates undertakings	(0.9)	51.2
	(318.9)	333.9

Items that will not be reclassified subsequently to profit or loss:
Movements on equity investments held at fair value through other comprehensive income	(3.0)	(22.3)
Actuarial (loss)/gain on defined benefit pension plans	(9.1)	16.6
Deferred tax on defined benefit pension plans	1.7	(7.4)
	(10.4)	(13.1)
Other comprehensive (loss)/income relating to the year	(329.3)	320.8
Total comprehensive (loss)/income relating to the year	(132.1)	1,096.2

Attributable to:
Equity holders of the parent	(195.8)	988.3
Non-controlling interests	63.7	107.9
	(132.1)	1,096.2

The accompanying notes form an integral part of this unaudited preliminary consolidated statement of comprehensive income.

Unaudited preliminary consolidated cash flow statement for the year ended 31 December 2023

£ million	Notes	2023	2022
Net cash inflow from operating activities[1]	11	1,238.2	700.9
Investing activities
Acquisitions[1]	11	(266.8)	(236.2)
Disposals of investments and subsidiaries	11	98.8	37.7
Purchase of property, plant and equipment		(177.2)	(208.4)
Purchase of other intangible assets (including capitalised computer software)		(40.0)	(14.9)
Proceeds on disposal of property, plant and equipment		4.8	12.9
Net cash outflow from investing activities		(380.4)	(408.9)
Financing activities
Repayment of lease liabilities		(258.7)	(309.6)
Share option proceeds		0.7	1.2
Cash consideration received from non-controlling interests	11	46.1	—
Cash consideration for purchase of non-controlling interests	11	(16.4)	(84.2)
Share repurchases and buy-backs	11	(53.9)	(862.7)
Proceeds from borrowings	11	1,052.6	—
Repayment of borrowings	11	(1,147.5)	(220.6)
Financing and share issue costs		(3.5)	(0.2)
Equity dividends paid		(422.8)	(365.4)
Dividends paid to non-controlling interests in subsidiary undertakings		(101.3)	(69.5)
Net cash outflow from financing activities		(904.7)	(1,911.0)
Net decrease in cash and cash equivalents		(46.9)	(1,619.0)
Translation of cash and cash equivalents		(79.6)	64.2
Cash and cash equivalents at beginning of year		1,985.8	3,540.6
Cash and cash equivalents at end of year	12	1,859.3	1,985.8

The accompanying notes form an integral part of this unaudited preliminary consolidated cash flow statement.
1 Earnout payments in excess of the amount determined at acquisition are recorded as operating activities.

Unaudited preliminary consolidated balance sheet as at 31 December 2023

£ million	Notes	2023	2022
Non-current assets
Intangible assets:
Goodwill	13	8,388.9	8,453.4
Other		849.9	1,451.9
Property, plant and equipment		828.5	1,000.7
Right-of-use assets		1,382.2	1,528.5
Interests in associates and joint ventures		286.5	305.1
Other investments		332.7	369.8
Deferred tax assets		324.4	322.1
Corporate income tax recoverable		76.5	74.1
Trade and other receivables	14	209.2	218.6
		12,678.8	13,724.2
Current assets
Corporate income tax recoverable		114.9	107.1
Trade and other receivables	14	8,460.6	9,031.4
Accrued income		3,150.6	3,468.3
Cash and short-term deposits	12	2,217.5	2,491.5
		13,943.6	15,098.3

Current liabilities
Trade and other payables	15	(13,211.7)	(14,235.9)
Deferred income		(1,318.9)	(1,599.0)
Corporate income tax payable		(370.2)	(422.0)
Short-term lease liabilities		(292.3)	(282.4)
Bank overdrafts and bonds		(946.3)	(1,169.0)
		(16,139.4)	(17,708.3)
Net current liabilities		(2,195.8)	(2,610.0)

Non-current liabilities
Bonds		(3,775.0)	(3,801.8)
Trade and other payables	16	(394.2)	(490.9)
Deferred tax liabilities		(178.5)	(350.8)
Employee benefit obligations		(135.9)	(137.5)
Provisions for liabilities and charges		(304.5)	(244.6)
Long-term lease liabilities		(1,862.2)	(1,928.2)
		(6,650.3)	(6,953.8)
Net assets		3,832.7	4,160.4

Equity
Called-up share capital		114.1	114.1
Share premium account		576.6	575.9
Other reserves		186.6	285.2
Own shares		(990.1)	(1,054.1)
Retained earnings		3,488.4	3,759.7
Equity shareholders’ funds		3,375.6	3,680.8
Non-controlling interests		457.1	479.6
Total equity		3,832.7	4,160.4

The accompanying notes form an integral part of this unaudited preliminary consolidated balance sheet.

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2023

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings[1]	Total equity share holders’ funds	Non- controlling interests	Total
Balance at 1 January 2022	122.4	574.7	(335.9)	(1,112.1)	4,367.3	3,616.4	452.6	4,069.0
Ordinary shares issued	—	1.2	—	—	—	1.2	—	1.2
Share cancellations	(8.3)	—	8.3	—	(807.4)	(807.4)	—	(807.4)
Treasury shares used for share option schemes	—	—	—	—	—	—	—	—
Profit for the year	—	—	—	—	682.7	682.7	92.7	775.4
Foreign exchange differences on translation of foreign operations	—	—	409.0	—	—	409.0	15.2	424.2
Loss on net investment hedges	—	—	(141.5)	—	—	(141.5)	—	(141.5)
Cash flow hedges:
Fair value gain arising on hedging instruments	—	—	38.5	—	—	38.5	—	38.5
Less: loss reclassified to profit or loss	—	—	(38.5)	—	—	(38.5)	—	(38.5)
Share of other comprehensive income of associates undertakings	—	—	31.9	—	19.3	51.2	—	51.2
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(22.3)	(22.3)	—	(22.3)
Actuarial gain on defined benefit pension plans	—	—	—	—	16.6	16.6	—	16.6
Deferred tax on defined benefit pension plans	—	—	—	—	(7.4)	(7.4)	—	(7.4)
Other comprehensive income	—	—	299.4	—	6.2	305.6	15.2	320.8
Total comprehensive income	—	—	299.4	—	688.9	988.3	107.9	1,096.2
Dividends paid	—	—	—	—	(365.4)	(365.4)	(69.5)	(434.9)
Non-cash share-based incentive plans (including share options)	—	—	—	—	122.0	122.0	—	122.0
Tax adjustment on share-based payments	—	—	—	—	(9.2)	(9.2)	—	(9.2)
Net movement in own shares held by ESOP Trusts	—	—	—	58.0	(113.3)	(55.3)	—	(55.3)
Recognition/derecognition of liabilities in respect of put options	—	—	101.7	—	(40.3)	61.4	—	61.4
Share purchases – close period commitments[2]	—	—	211.7	—	—	211.7	—	211.7
Net movement in non-controlling interests[3]	—	—	—	—	(82.9)	(82.9)	(11.4)	(94.3)
Balance at 31 December 2022	114.1	575.9	285.2	(1,054.1)	3,759.7	3,680.8	479.6	4,160.4
Ordinary shares issued	—	0.7	—	—	—	0.7	—	0.7
Share cancellations	—	—	—	—	—	—	—	—
Treasury shares used for share option schemes	—	—	—	55.2	(55.2)	—	—	—
Profit for the year	—	—	—	—	110.4	110.4	86.8	197.2
Foreign exchange differences on translation of foreign operations	—	—	(404.0)	—	—	(404.0)	(23.1)	(427.1)
Gain on net investment hedges	—	—	108.2	—	—	108.2	—	108.2
Cash flow hedges:
Fair value loss arising on hedging instruments	—	—	(43.3)	—	—	(43.3)	—	(43.3)
Less: gain reclassified to profit or loss	—	—	44.2	—	—	44.2	—	44.2
Share of other comprehensive loss of associates undertakings	—	—	(0.9)	—	—	(0.9)	—	(0.9)
Movements on equity investments held at fair value through other comprehensive income	—	—	—	—	(3.0)	(3.0)	—	(3.0)
Actuarial loss on defined benefit pension plans	—	—	—	—	(9.1)	(9.1)	—	(9.1)
Deferred tax on defined benefit pension plans	—	—	—	—	1.7	1.7	—	1.7
Other comprehensive loss	—	—	(295.8)	—	(10.4)	(306.2)	(23.1)	(329.3)
Total comprehensive (loss)/income	—	—	(295.8)	—	100.0	(195.8)	63.7	(132.1)
Dividends paid	—	—	—	—	(422.8)	(422.8)	(101.3)	(524.1)
Non-cash share-based incentive plans (including share options)	—	—	—	—	140.1	140.1	—	140.1
Tax adjustment on share-based payments	—	—	—	—	1.9	1.9	—	1.9
Net movement in own shares held by ESOP Trusts	—	—	—	8.8	(62.7)	(53.9)	—	(53.9)
Recognition/derecognition of liabilities in respect of put options[4]	—	—	197.2	—	30.5	227.7	—	227.7
Share purchases – close period commitments	—	—	—	—	—	—	—	—
Net movement in non-controlling interests[3]	—	—	—	—	(3.1)	(3.1)	15.1	12.0
Balance at 31 December 2023	114.1	576.6	186.6	(990.1)	3,488.4	3,375.6	457.1	3,832.7

The accompanying notes form an integral part of this unaudited preliminary consolidated statement of changes in equity.
1 Accumulated losses on existing equity investments held at fair value through other comprehensive income are £346.5 million at 31 December 2023 (2022: £343.7 million).
2 During 2021, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 16 December 2021 and ending on 18 February 2022, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2021 and was recognised as a movement in other reserves in the year ended 31 December 2021. After the close period ended on 18 February 2022, the liability was settled and the amount in other reserves was reclassified to retained earnings.
3 Net movement in non-controlling interests represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.
4 During 2023, WPP sold a portion of its ownership of FGS to KKR. As part of this transaction, the previous put option granted to management shareholders was derecognised.

Notes to the unaudited preliminary consolidated financial statements

1.    Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.    Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as they apply to the financial statements of the Group. No material changes have been made to the Group’s accounting policies in the year ended 31 December 2023. The Group does not consider that the adoption of IFRS 17 or the amendments to standards adopted during the year have a significant impact on the financial statements.

Whilst the unaudited preliminary consolidated financial statements included in this preliminary announcement have been prepared in accordance with the recognition and measurement criteria of IFRS as issued by the International Accounting Standards Board, they do not include all the information needed to comply with IFRS disclosure requirements. The Company’s 2023 Annual Report and Accounts will be prepared in compliance with IFRS. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the annual report and audited financial statements are available on the Company’s website.

Statutory information
The financial information included in this preliminary announcement does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2022 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The statutory accounts for the year ended 31 December 2023 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company’s General Meeting. The audit report for the year ended 31 December 2023 has yet to be signed. The announcement of the preliminary results was approved on behalf of the board of directors on 21 February 2024.

3.    Currency conversion

The presentation currency of the Group is pound sterling and the unaudited preliminary consolidated financial statements have been prepared on this basis.

The 2023 unaudited preliminary consolidated income statement is prepared using, among other currencies, average exchange rates of US$1.2438 to the pound sterling (2022: US$1.2363) and €1.1502 to the pound sterling (2022: €1.1733). The unaudited preliminary consolidated balance sheet as at 31 December 2023 has been prepared using the exchange rates on that day of US$1.2731 to the pound sterling (2022: US$1.2083) and €1.1535 to the pound sterling (2022: €1.1295).

Notes to the unaudited preliminary consolidated financial statements (continued)

4.    Costs of services and general and administrative costs

£ million	2023	2022
Costs of services	12,325.8	11,890.1
General and administrative costs	1,988.0	1,180.4
	14,313.8	13,070.5

Costs of services and general and administrative costs include:

£ million	2023	2022
Staff costs	8,137.6	8,165.8
Establishment costs	515.8	536.0
Media pass-through costs	2,173.6	1,905.7
Other costs of services and general and administrative costs[1]	3,486.8	2,463.0
	14,313.8	13,070.5

Staff costs include:

£ million	2023	2022
Wages and salaries	5,878.8	5,721.0
Cash-based incentive plans	232.9	292.6
Share-based incentive plans	140.1	122.0
Severance	78.2	44.2
Other staff costs	1,807.6	1,986.0
	8,137.6	8,165.8

Other costs of services and general and administrative costs include:

£ million	2023	2022
Goodwill impairment	63.6	37.9
Amortisation and impairment of acquired intangible assets	727.9	62.1
Investment and other impairment charges	17.8	77.0
Restructuring and transformation costs	195.5	218.8
Property related restructuring costs	232.5	18.0
(Gains)/losses on disposal of investments and subsidiaries	(7.1)	36.3
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(66.5)
Litigation settlement	(11.0)	—

In 2023, operating profit includes credits totalling £16.9 million (2022: £29.3 million) relating to the release of provisions and other balances established in respect of acquisitions completed prior to 2022.

The goodwill impairment charge of £63.6 million in 2023 (2022: £37.9 million) relates to businesses in the Group that have closed or where the impact of current macro economic conditions and trading circumstances indicate impairment to the carrying value.

Amortisation and impairment of acquired intangible assets of £727.9 million (2022: £62.1 million) includes a charge of £650.1 million (2022: £1.4 million), predominantly in relation to certain brands that no longer have any useful life. This includes accelerated amortisation charges of £430.8 million and £202.3 million for Wunderman Thompson and Y&R brands respectively, due to the creation of VML in the fourth quarter of
2023.

The investment and other impairment charges of £17.8 million relate to the same macro-economic factors noted above. The 2022 charge of £77.0 million consists of £48.0 million related to impairments due also to macro-economic factors and a £29.0 million impairment of capitalised configuration and customisation costs related to software development projects.

1 Other costs of services and general and administrative costs include £811.5 million (2022: £723.7 million) of other pass-through costs.

Notes to the unaudited preliminary consolidated financial statements (continued)

4.    Costs of services and general and administrative costs (continued)

Restructuring and transformation costs of £195.5 million (2022: £218.8 million) include £113.4 million (2022: £134.5 million) in relation to the Group’s IT transformation programme. These IT costs include costs of £52.3 million (2022: £96.8 million) in relation to the rollout of new ERP systems in order to drive efficiency and collaboration throughout the Group; and £38.3 million (2022: £nil) related to an IT transition programme to move to a multi-vendor environment.

Also included within restructuring and transformation costs is £9.8 million (2022: £15.1 million) of on-going property costs, related to impairments the Group recognised in prior years in response to the COVID-19 pandemic. The remaining restructuring and transformation costs of £72.3 million (2022: £69.2 million) relates to the continuing restructuring plan, including the creation of VML and simplification of GroupM. This includes restructuring actions at under-performing businesses, aiming to reduce ongoing costs and simplify operational structures.

Property related restructuring costs of £232.5 million (2022: £18.0 million) have been incurred related to a review of the Group’s property requirements in 2023, following the stabilisation of return-to-work practices post the COVID-19 pandemic and the campus strategy. This identified a number of properties that are surplus to requirements and opportunities to further consolidate Agencies within the existing Campus portfolio. The impairment charges included within property related costs include £128.8 million (2022: £18.0 million) in relation to right-of-use assets and £55.8 million (2022: £nil) of related property, plant and equipment.

Gains on disposal of investments and subsidiaries of £7.1 million in 2023 includes a gain of £18.1 million related to net receipts from the prior disposal of Kantar, offset primarily by losses on disposals of £11.0 million including disposal of the Group’s investment in Astus Australia. Losses on disposal of investments and subsidiaries of £36.3 million in 2022 primarily included a loss of £63.1 million on the divestment of the Group’s Russian interests which completed in May 2022. This was partially offset by gains on other disposals during the period including Res Publica for £17.7 million and Mutual Mobile for £9.4 million with the remaining gains/losses due to individually insignificant transactions.

There were no remeasurements of equity interest in 2023. In 2022, gains on remeasurement of equity interests arising from a change in scope of ownership of £66.5 million comprises a gain in relation to the reclassification of the Group’s interest in Imagina in Spain from interests in associates to other investments.

In 2023, £11.0 million has been received by the Group (net of legal costs) related to a previous litigation matter that settled in 2023.

5.    Earnings/(loss) from associates - after interest and tax

Earnings/(loss) from associates - after interest and tax for the year ended 31 December 2023 was £70.2 million (2022: loss of £60.4 million). In 2023 this included £45.1 million of non-refundable distributions received from Kantar, which are recorded in the income statement (non headline) given the Group’s balance sheet investment in Kantar is £nil (2022: £nil). The loss in 2022 included £75.8 million of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £54.8 million within Kantar.

Notes to the unaudited preliminary consolidated financial statements (continued)

6.    Finance and investment income, finance costs and revaluation and retranslation of financial instruments

Finance and investment income includes:

£ million	2023	2022
Income from equity investments	12.9	24.5
Interest income	114.4	120.9
	127.3	145.4

Finance costs include:

£ million	2023	2022
Interest payable and similar charges1	282.7	263.7
Interest expense related to lease liabilities	106.3	95.7
	389.0	359.4

Revaluation and retranslation of financial instruments include:

£ million	2023	2022
Movements in fair value of treasury instruments	(3.1)	0.5
Revaluation of investments held at fair value through profit or loss	(20.9)	23.1
Remeasurement of put options over non-controlling interests	(1.5)	27.9
Revaluation of payments due to vendors (earnout agreements)	50.8	26.2
Retranslation of financial instruments	(18.5)	(1.7)
	6.8	76.0

1 Interest expense and similar charges are payable on bank overdrafts, and bonds held at amortised cost.

Notes to the unaudited preliminary consolidated financial statements (continued)

7.    Segmental analysis
Substantially all of the Group’s revenue is from contracts with customers. Reported contributions by reportable segments were as follows:

£ million	2023	2022
Revenue1,2
Global Integrated Agencies	12,594.9	12,191.9
Public Relations	1,262.2	1,232.4
Specialist Agencies	987.7	1,004.4
	14,844.8	14,428.7
Revenue less pass-through costs1,3
Global Integrated Agencies	9,808.2	9,743.6
Public Relations	1,180.0	1,161.2
Specialist Agencies	871.5	894.5
	11,859.7	11,799.3
Headline operating profit1,4
Global Integrated Agencies	1,474.3	1,433.4
Public Relations	191.1	191.9
Specialist Agencies	84.8	116.5
	1,750.2	1,741.8

Reported contributions by geographical area were as follows:

£ million	2023	2022
Revenue2
North America5	5,527.6	5,549.5
United Kingdom	2,155.4	2,003.8
Western Continental Europe	3,037.2	2,876.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	4,124.6	3,999.2
	14,844.8	14,428.7
Revenue less pass-through costs3
North America5	4,556.3	4,688.1
United Kingdom	1,626.3	1,537.2
Western Continental Europe	2,410.5	2,318.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,266.6	3,255.5
	11,859.7	11,799.3
Headline operating profit4
North America5	834.3	770.4
United Kingdom	214.5	187.1
Western Continental Europe	258.4	301.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	443.0	483.0
	1,750.2	1,741.8

1 Prior year figures have been re-presented to reflect the reallocation of businesses between Global Integrated Agencies, Specialist Agencies and Public Relations.
2 Intersegment sales have not been separately disclosed as they are not material.
3 Revenue less pass-through costs is defined in Appendix 2.
4 Headline operating profit is defined in Appendix 2. A reconciliation from reported profit before tax to headline operating profit is also provided in Appendix 2.
5 North America includes the US with revenue of £5,187.1 million (2022: £5,230.9 million), revenue less pass-through costs of £4,270.6 million (2022: £4,402.0 million) and headline operating profit of £785.4 million (2022: £727.6 million).

Notes to the unaudited preliminary consolidated financial statements (continued)

8.    Taxation

In 2023, the effective tax rate on reported profit before tax was 43.1% (2022: 33.1%). The tax charge comprises:

£ million	2023	2022
Corporation tax
Current year	432.8	425.8
Prior years	(85.6)	(55.5)
	347.2	370.3
Deferred tax
Current year	(197.1)	9.4
Prior years	(1.0)	4.7
	(198.1)	14.1
Tax charge	149.1	384.4

The current year deferred tax credit of £197.1 million (2022: debit of £9.4 million) reflects the tax impact of accelerated amortisation of intangible assets as a result of the creation of VML.

The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, and changes arising from the application of existing rules or challenges by tax or competition authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.

Legislation in respect of the UK adoption of OECD Pillar Two Multinational top-up tax was substantively enacted in the UK in 2023 and is to apply for periods commencing 1 January 2024. The Group is currently monitoring the potential impact, which is expected to be insignificant on the Group’s tax charge, including assessing the applicability of legislative safe harbours. The IAS 12 exception to recognise and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes has been applied.

Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after considering external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded then such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters, within the next financial year, beyond the amounts already provided.

9.    Ordinary dividends

The Board has recommended a final dividend of 24.4p (2022: 24.4p) per ordinary share in addition to the interim dividend of 15.0p (2022: 15.0p) per share. This makes a total for the year of 39.4p (2022: 39.4p). Payment of the final dividend of 24.4p per ordinary share will be made on 5 July 2024 to holders of ordinary shares in the Company on 7 June 2024.

Notes to the unaudited preliminary consolidated financial statements (continued)

10.    Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

	2023	2022
Earnings1 (£ million)	110.4	682.7
Weighted average shares used in basic EPS calculation (million)	1,072.1	1,097.9
EPS	10.3p	62.2p

Diluted EPS

The calculation of diluted EPS is as follows:

	2023	2022
Earnings1 (£ million)	110.4	682.7
Weighted average shares used in diluted EPS calculation (million)	1,094.0	1,116.4
Diluted EPS	10.1p	61.2p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	2023	2022
Weighted average shares used in basic EPS calculation	1,072.1	1,097.9
Dilutive share options outstanding	0.6	0.7
Other potentially issuable shares	21.3	17.8
Weighted average shares used in diluted EPS calculation	1,094.0	1,116.4

At 31 December 2023 there were 1,141,513,196 (2022: 1,141,427,296) ordinary shares in issue, including treasury shares of 66,675,497 (2022: 70,489,953).

1 Earnings is equivalent to profit for the year attributable to equity holders of the parent.

Notes to the unaudited preliminary consolidated financial statements (continued)

11.    Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 21:

Net cash inflow from operating activities:

£ million	2023	2022
Profit for the year	197.2	775.4
Taxation	149.1	384.4
Revaluation and retranslation of financial instruments	(6.8)	(76.0)
Finance costs	389.0	359.4
Finance and investment income	(127.3)	(145.4)
(Earnings)/loss from associates - after interest and tax	(70.2)	60.4
Operating profit	531.0	1,358.2
Adjustments for:
Non-cash share-based incentive plans (including share options)	140.1	122.0
Depreciation of property, plant and equipment	165.1	166.9
Depreciation of right-of-use assets	256.8	262.2
Impairment charges included within adjusting items1	184.6	43.3
Goodwill impairment	63.6	37.9
Amortisation and impairment of acquired intangible assets	727.9	62.1
Amortisation of other intangible assets	24.8	21.9
Investment and other impairment charges	17.8	77.0
(Gains)/losses on disposal of investments and subsidiaries	(7.1)	36.3
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(66.5)
Losses/(gains) on sale of property, plant and equipment	0.4	(6.4)
Operating cash flow before movements in working capital and provisions	2,105.0	2,114.9
Movements in trade working capital2	112.6	(328.0)
Movements in other working capital and provisions3	(372.8)	(518.7)
Cash generated by operations	1,844.8	1,268.2
Corporation and overseas tax paid	(395.3)	(390.9)
Interest paid on lease liabilities	(102.9)	(92.4)
Other interest and similar charges paid	(274.5)	(210.2)
Interest received	115.8	88.9
Investment income	12.9	24.5
Dividends from associates	43.4	37.6
Earnout payments recognised in operating activities4	(6.0)	(24.8)
Net cash inflow from operating activities	1,238.2	700.9

1 Impairment charges included within adjusting items includes impairments for right-of-use assets, and property, plant and equipment, and other intangible assets.
2 Trade working capital represents trade receivables, unbilled costs, accrued income, trade payables and deferred income.
3 Other working capital represents other receivables and other payables.
4 Earnout payments in excess of the amount determined at acquisition are recorded as operating activities.

Notes to the unaudited preliminary consolidated financial statements (continued)

11.    Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	2023	2022
Initial cash consideration	(227.0)	(218.3)
Cash and cash equivalents acquired	22.5	38.8
Earnout payments recognised in investing activities1	(52.5)	(46.6)
Purchase of other investments (including associates)	(9.8)	(10.1)
Acquisitions	(266.8)	(236.2)

Proceeds on disposal of investments and subsidiaries2	99.5	50.1
Cash and cash equivalents disposed	(0.7)	(12.4)
Disposals of investments and subsidiaries	98.8	37.7

Cash consideration received for non-controlling interests	46.1	—
Cash consideration for purchase of non-controlling interests	(16.4)	(84.2)
Cash consideration for non-controlling interests	29.7	(84.2)

Net acquisition payments and disposal proceeds	(138.3)	(282.7)

Share repurchases and buy-backs:

£ million	2023	2022
Purchase of own shares by ESOP Trusts	(53.9)	(55.3)
Shares purchased into treasury	—	(807.4)
	(53.9)	(862.7)

Proceeds from borrowings:

£ million	2023	2022
Proceeds from €750 million bonds	652.6	—
Draw down from revolving credit facility	400.0	—
	1,052.6	—

Repayments of borrowings

£ million	2023	2022
Repayment of bank loans	—	(11.3)
Repayment of borrowing related derivatives	(46.0)	—
Repayment of revolving credit facility	(400.0)
Net repayment of debt assumed on acquisition	(48.9)	—
Repayment of €750 million bonds	(652.6)	—
Repayment of €250 million bonds	—	(209.3)
	(1,147.5)	(220.6)

1 Earnout payments in excess of the amount determined at acquisition are recorded as operating activities.
2 Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

Notes to the unaudited preliminary consolidated financial statements (continued)

12.    Cash and cash equivalents and adjusted net debt

£ million	2023	2022
Cash at bank and in hand	2,036.8	2,271.6
Short-term bank deposits	180.7	219.9
Overdrafts1	(358.2)	(505.7)
Cash and cash equivalents	1,859.3	1,985.8
Bonds and other due within one year	(588.1)	(663.3)
Bonds and other due after one year	(3,775.0)	(3,801.8)
Adjusted net debt	(2,503.8)	(2,479.3)

The Group estimates that the fair value of corporate bonds is £4,119.5 million at 31 December 2023 (2022: £4,049.1 million).

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	2023	2022
Within one year	(711.3)	(791.6)
Between one and two years	(534.6)	(724.3)
Between two and three years	(746.2)	(524.2)
Between three and four years	(726.2)	(740.3)
Between four and five years	(704.1)	(719.9)
Over five years	(1,858.8)	(1,963.7)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(5,281.2)	(5,464.0)
Short-term overdrafts – within one year	(358.2)	(505.7)
Future anticipated cash flows	(5,639.4)	(5,969.7)
Effect of discounting/financing rates	918.1	998.9
Debt financing	(4,721.3)	(4,970.8)
Cash and short-term deposits	2,217.5	2,491.5
Adjusted net debt	(2,503.8)	(2,479.3)

1 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited preliminary consolidated financial statements (continued)

13.    Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings decreased by £64.5 million in the year. This decrease primarily relates to the impact of currency translation of £320.0 million and impairment charges of £63.6 million. This is offset by the recognition of goodwill and fair value adjustments arising from M&A activity in the current and prior year of £319.1 million, predominantly in relation to the acquisitions of Goat and Obviously in the current year.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions between 31 December 2023 and the date these preliminary consolidated financial statements were approved.

14.    Trade and other receivables

Amounts to be realised within one year:

£ million	2023	2022
Trade receivables (net of loss allowance)	7,055.0	7,403.9
Unbilled costs1	273.6	352.4
VAT and sales taxes recoverable	370.7	448.1
Prepayments	239.0	236.6
Fair value of derivatives	1.6	5.1
Other debtors	520.7	585.3
	8,460.6	9,031.4

Amounts to be realised after more than one year:

£ million	2023	2022
Prepayments	2.0	3.9
Fair value of derivatives	32.3	0.6
Other debtors	174.9	214.1
	209.2	218.6

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

Other debtors falling due after more than one year for 31 December 2023 includes £13.7 million (31 December 2022: £15.4 million) in relation to pension plans in surplus.

Impairment losses on unbilled costs, accrued income and other debtors were immaterial for the periods presented.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

The bad debt credit of £7.3 million (2022: debit of £20.7 million) on the Group’s trade receivables in the year is a result of the decrease in expected credit losses since 31 December 2022. A loss allowance of £43.9 million (2022: £71.5 million) has been recognised against trade receivables which is equivalent to 0.6% (2022: 1.0%) of gross trade receivables.

1 Previously named Work in progress.

Notes to the unaudited preliminary consolidated financial statements (continued)

15.    Trade and other payables: amounts falling due within one year

£ million	2023	2022
Trade payables	10,825.7	11,182.3
Payments due to vendors (earnout agreements)	73.3	62.0
Liabilities in respect of put option agreements with vendors	13.6	18.8
Fair value of derivatives	1.8	58.0
Other creditors and accruals	2,297.3	2,914.8
	13,211.7	14,235.9

The Group considers that the carrying amount of trade and other payables approximates their fair value, except for liabilities in respect of put option agreements with vendors for which the fair value is £12.3 million.

16.    Trade and other payables: amounts falling due after more than one year

£ million	2023	2022
Payments due to vendors (earnout agreements)	125.4	98.1
Liabilities in respect of put option agreements with vendors	90.0	323.3
Fair value of derivatives	1.2	—
Other creditors and accruals	177.6	69.5
	394.2	490.9

The Group considers that the carrying amount of trade and other payables approximates their fair value, except for liabilities in respect of put option agreements with vendors for which the fair value is approximately £82.4 million.

Liabilities in respect of put option agreements with vendors are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at amortised cost in accordance with IFRS 9. The cash flows of put options, which are discounted using the original effective interest rate, are dependent on future earnings and are remeasured each reporting period via the income statement.

The Group’s approach to payments due to vendors (earnouts) is outlined in note 19. The following table sets out payments due to vendors (earnout agreements), comprising contingent consideration and the directors’ best estimates of future earnout related obligations:

£ million	2023	2022
Within one year	73.3	62.0
Between 1 and 2 years	54.1	19.5
Between 2 and 3 years	70.9	27.6
Between 3 and 4 years	0.4	28.6
Between 4 and 5 years	—	22.4
	198.7	160.1

The Group operates in a large number of markets with complex tax and legislative regimes that are open to subjective interpretation, and for which tax audits can take several years to resolve. The Group has received a number of demands and assessments from different states in India that have been or will be appealed to the courts, none of which are individually material. However, as permitted by IAS 37, the provision of any further information within this disclosure is expected to seriously prejudice the Group’s position in the dispute, given that appeals are ongoing. The Group believes that we will be successful in our appeals, however any appeal process is intrinsically uncertain.

Notes to the unaudited preliminary consolidated financial statements (continued)

17.    Related party transactions

The Group enters into transactions with its associate undertakings. The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items.

In the year ended 31 December 2023, revenue of £233.0 million (2022: £159.7 million1) was reported in relation to Compas, an associate in the USA, and revenue of £20.9 million (2022: £42.7 million) was reported in relation to Kantar. All other transactions in the years presented were immaterial.

The following amounts were outstanding at 31 December 2023:

£ million	2023	2022
Amounts owed by related parties
Kantar	17.5	26.1
Other	56.0	62.4
	73.5	88.5
Amounts owed to related parties
Kantar	(4.7)	(10.5)
Other	(70.4)	(65.2)
	(75.1)	(75.7)

There are no material provisions for doubtful debts relating to these balances and no material expense has been recognised in the income statement in relation to bad or doubtful debts for 2023 or 2022.

18.    Going concern and liquidity risk

In considering going concern and liquidity risk, the Directors have reviewed the Group’s future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Company modelled a range of revenue less pass-through costs compared with the year ended 31 December 2023 and a number of mitigating cost actions that are available to the Company. Considering the Group's bank covenant and liquidity headroom and cost mitigation actions which could be implemented, the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due. The likelihood of such a decline is considered remote as compared to Company expectations and external benchmarks. The modelling in this scenario includes cost mitigations of 70% of the decline in revenue less pass-through costs and the suspension of the share buyback programme and dividend. Further measures that were not included in the modelling, should the Company face such an extreme scenario, include the reduction of capital expenditure and acquisitions. Based on the outcome of the above assessments, the Directors have concluded that it is reasonable to expect that the Group will be able to operate within its current facilities and comply with its banking covenants for the period of assessment and are therefore comfortable that the company will be a going concern for at least 12 months from the date of signing the Groups consolidated financial statements. As such, it is appropriate to prepare the financial statements of the Group on a going concern basis.

Given its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

1 Revenue in relation to Compas for the period ended 31 December 2022 was restated from £88.3 million to £159.7 million.

Notes to the unaudited preliminary consolidated financial statements (continued)

19.    Financial instruments

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

£ million	Level 1	Level 2	Level 3	Total
31 December 2023
Derivatives in designated hedge relationships
Derivative assets	—	31.7	—	31.7
Derivative liabilities	—	—	—	—
Held at fair value through profit or loss				—
Other investments	0.6	—	256.6	257.2
Derivative assets	—	2.1	—	2.1
Derivative liabilities	—	(3.0)	—	(3.0)
Payments due to vendors (earnout agreements)	—	—	(198.7)	(198.7)
Held at fair value through other comprehensive income				—
Other investments	7.4	—	68.1	75.5

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of available information from outside sources. There have been no movements between level 3 and other levels.

Reconciliation of level 3 fair value measurements:

£ million	Payments due to vendors (earnout agreements)	Other investments
1 January 2023	(160.1)	358.5
Gains/(losses) recognised in the income statement	50.8	(26.7)
Gains recognised in other comprehensive income	—	0.7
Exchange adjustments	1.8	—
Additions	(149.7)	2.6
Disposals	—	(10.4)
Settlements	58.5	—
31 December 2023	(198.7)	324.7

Payments due to vendors (earnout agreements)

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Payments due to vendors are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors’ estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of information from outside sources using the most appropriate valuation technique, including all external funding rounds, revenue and EBITDA multiples, the share of fund net asset value and discounted cash flows. The sensitivity to changes in unobservable inputs is specific to each individual investment. A change to one or more of these unobservable inputs to reflect a reasonably possible alternative assumption would not result in a significant change to the fair value.

20.    Events after the reporting period

On 20 February 2024, the Group refinanced its five-year Revolving Credit Facility of $2.5 billion maturing March 2026. The new $2.5 billion facility runs for five years with two one-year extension options maturing February 2029 (excluding options) and with no financial covenants.

Principal risks and uncertainties

The Board regularly reviews the principal and emerging risks and uncertainties affecting the Group and these are summarised below:

Strategic and External Risks
Economic Risk
●
Adverse economic conditions, including those caused by the Ukrainian and Gaza conflicts, severe and sustained inflation in key markets where the Group operates, supply chain issues including around resilience affecting the distribution of clients’ products and/or disruption in credit markets, pose a risk the Group’s clients may reduce or cancel spend, or be unable to satisfy obligations.

Geopolitical Risk
●
Growing geopolitical tension and conflicts continue to have a destabilising effect in markets where the Group has operations. This rise in geopolitical activity continues to have an adverse effect upon the economic outlook, the general erosion of trust and an increasing trend of national ideology and regional convergence over global cooperation and integration. Such factors and economic conditions may reflect in clients’ confidence in making longer term investments and commitments in marketing spend.

Pandemic
●
The impact of a pandemic on our business will depend on factors that we are not able to accurately predict, including the duration and scope of a pandemic, any existing or new variants, government actions to mitigate the effects of a pandemic and the continuing and long term impact of a pandemic on our clients’ spending plans.

Strategic Plan
●
The failure to successfully complete the strategic plan updated in January 2024 – to lead through AI, data and technology, to accelerate growth through the power of creative transformation, to build world-class, market-leading brands and to execute efficiently to drive financial returns through margin and cash - may have a material adverse effect on the Group’s market share and its business revenues, results of operation, financial condition, or prospects.

Generative AI Strategy
●
The delayed adoption and leverage of the opportunities offered by Generative AI in the services WPP provides to its clients, as well as the overall operation of the Group’s business. The costs in ensuring compliance with the introduction of AI laws and regulations and refinements or amendments needed to the Group’s IT systems and processes as a result. The risk of IP infringement in the context of the underlying data sets used in the creation of client works and as IP laws and the analysis of copyright infringement is evolving in Generative AI.

IT Transformation
●
The IT Transformation programme continues to prioritise the most critical changes necessary to support the Group’s strategic plan whilst maintaining the operational performance and security of core Group systems. The Group is also reliant on third parties for the performance of a significant portion of our worldwide information technology and operations functions. A failure to provide these functions could have an adverse effect on our business.

Operational Risks
Client Loss
●
The Group competes for clients in a highly competitive industry which is continuously evolving and undergoing structural change. Client net loss to competitors or as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to a geopolitical change or shift in client spending would have a material adverse effect on our market share, business, revenues, results of operations, financial condition and prospects.

Client Concentration
●
The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

Reputation
●
The Group is subject to increased reputational risk associated with working on client briefs perceived to be environmentally detrimental and/or misrepresenting environmental claims.

Principal risks and uncertainties (continued)

People, Culture and Succession
●
The Group’s performance could be adversely affected if we do not react quickly enough to changes in our market and fail to attract, develop and retain key creative, commercial technology and management talent or are unable to retain and incentivise key and diverse talent, or are unable to adapt to new ways of working by balancing home and office working.

Cyber and Information Security
●
The Group has in the past and may in the future experience a cyber attack that leads to harm or disruption to our operations, systems or services. This risk is likely to increase as the prevalence and sophistication of Generative AI means there is potential for both human and AI generated attacks. Such an attack may also affect suppliers and partners through the unauthorised access, manipulation, corruption or the destruction of data.

Credit Risks
●
The Group is subject to credit risk through the default of a client or other counterparty.
●
Challenging economic conditions, heightened geopolitical issues, shocks to consumer confidence, disruption in credit markets and challenges in the supply chain disrupting our client operations can lead to a worsening of the financial strength and outlook for our clients who may reduce, suspend or cancel spend with us, request extended payment terms beyond 60 days or be unable to satisfy obligations.

Internal Controls
●
The Group’s performance could be adversely impacted if we failed to ensure adequate internal control procedures are in place.
●
A failure to properly remediate any identified material weaknesses could adversely affect our results of operations, investor confidence in the Group and the market price of our ADSs and ordinary shares.

Compliance Risks
Data Privacy
●
The Group is subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external threats that are increasing in sophistication as well as internal breaches. In addition, data transfers between our global operating companies, clients or vendors may be interrupted due to changes in law.

Environment Regulation and Reporting
●
The Group could be subject to increased costs to comply with potential future changes in Environmental, Social and Governance law and regulations. A failure to manage the complexity in carbon emission accounting for marketing and media or to consider scope 3 emissions in new technology and business model innovation across the supply chain could have an adverse effect on our business and reputation.

Regulatory, Sanctions, Anti-Trust and Taxation
●
The Group may be subject to regulations restricting its activities or effecting changes in taxation.
●
The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and incoming anti-fraud legislation in the countries in which it operates and violations could have an adverse effect on our business and reputation.
●
The Group is subject to the laws of the United States, the EU, the UK and other jurisdictions that impose sanctions and regulate the supply of services to certain countries. The Ukraine conflict has caused the adoption of comprehensive sanctions by, among others, the EU, the United States and the UK, which restrict a wide range of trade and financial dealings with Russia and Russian persons. Failure to comply which these laws could expose the Group to civil and criminal penalties and the imposition of economic sanctions against us and reputational damage and withdrawal of banking facilities which could materially impact our results.

Emerging Risks
●
The Group’s operations could be disrupted by an increased frequency of extreme weather and climate related natural disasters. This includes storms, flooding, wildfires and water and heat stress which can damage our buildings, jeopardise the safety and wellbeing of our people and significantly disrupt the Group’s operations.

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward- looking statements give the Company’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and Gaza; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2022, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

Appendix 2: Alternative performance measures for the year ended 31 December 2023

The Group presents alternative performance measures, including headline operating profit, headline operating profit margin, headline profit before interest and tax, headline profit before tax, headline earnings, headline basic and diluted EPS, headline EBITDA, revenue less pass-through costs, adjusted net debt, and adjusted free cash flow. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

In the calculation of headline profit, judgement is required by management in determining which revenues and costs are considered to be significant, non-recurring, or volatile items that are to be excluded.

The exclusion of certain adjusting items may result in headline earnings being materially higher or lower than reported earnings, for example when significant impairments or restructuring charges are excluded but the related benefits are included headline earnings will be higher. Headline measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.

Reconciliation of revenue to revenue less pass-through costs:

£ million	2023	2022
Revenue	14,844.8	14,428.7
Media pass-through costs	(2,173.6)	(1,905.7)
Other pass-through costs	(811.5)	(723.7)
Revenue less pass-through costs	11,859.7	11,799.3

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.

Reconciliation of profit before taxation to headline operating profit:

£ million	Margin	2023	Margin	2022
Profit before taxation		346.3		1,159.8
Finance and investment income		(127.3)		(145.4)
Finance costs		389.0		359.4
Revaluation and retranslation of financial instruments		(6.8)		(76.0)
Profit before interest and taxation		601.2		1,297.8
(Earnings)/loss from associates - after interest and tax		(70.2)		60.4
Operating profit	4.5%	531.0	11.5%	1,358.2
Goodwill impairment		63.6		37.9
Amortisation and impairment of acquired intangible assets		727.9		62.1
Investment and other impairment charges		17.8		77.0
Restructuring and transformation costs		195.5		218.8
Property related restructuring costs		232.5		18.0
(Gains)/losses on disposal of investments and subsidiaries		(7.1)		36.3
Gains on remeasurement of equity interests arising from a change in scope of ownership		—		(66.5)
Litigation settlement		(11.0)		—
Headline operating profit	14.8%	1,750.2	14.8%	1,741.8
Finance and investment income		127.3		145.4
Finance costs (excluding interest expense related to lease liabilities)		(282.7)		(263.7)
		(155.4)		(118.3)
Non-lease interest cover1 on headline operating profit		11.3 times		14.7 times

Headline operating profit and headline operating margin are metrics that management use to assess the performance of the business.

Headline operating profit margin before and after earnings from associates:

£ million	Margin	2023	Margin	2022
Revenue less pass-through costs		11,859.7		11,799.3
Headline operating profit	14.8%	1,750.2	14.8%	1,741.8
Earnings from associates (after interest and tax, excluding adjusting items)		36.2		73.9
Headline PBIT	15.1%	1,786.4	15.4%	1,815.7

Headline PBIT is one of the metrics that management uses to assess the performance of the business.

Calculation of headline EBITDA:

£ million	2023	2022
Headline PBIT	1,786.4	1,815.7
Depreciation of property, plant and equipment	165.1	166.9
Amortisation of other intangible assets	24.8	21.9
Headline EBITDA (including depreciation of right-of-use assets)	1,976.3	2,004.5
Depreciation of right-of-use assets	256.8	262.2
Headline EBITDA	2,233.1	2,266.7

Headline EBITDA is used for valuing companies, and is one of the metrics that management uses to assess the performance of the business. Headline EBITDA (including depreciation of right-of-use assets) is used in the Group’s key leverage metric (average adjusted net debt/headline EBITDA within the range of 1.5x-1.75x by year end 2024).

1 Interest expense related to lease liabilities is excluded from interest cover as lease liabilities are excluded from the Group’s key leverage metrics.

Reconciliation of profit before taxation to headline PBT and headline earnings:

£ million	2023	2022
Profit before taxation	346.3	1,159.8
Goodwill impairment	63.6	37.9
Amortisation and impairment of acquired intangible assets	727.9	62.1
Investment and other impairment charges	17.8	77.0
Restructuring and transformation costs	195.5	218.8
Property related restructuring costs	232.5	18.0
(Gains)/losses on disposal of investments and subsidiaries	(7.1)	36.3
Gains on remeasurement of equity interests arising from a change in scope of ownership	—	(66.5)
Litigation settlement	(11.0)	—
Share of adjusting and other items for associates	(34.0)	134.3
Revaluation and retranslation of financial instruments	(6.8)	(76.0)
Headline PBT	1,524.7	1,601.7
Headline tax charge	(412.2)	(408.8)
Non-controlling interests	(86.8)	(92.7)
Headline earnings	1,025.7	1,100.2

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

Calculation of headline taxation:

£ million	2023	2022
Headline PBT	1,524.7	1,601.7
Tax charge	149.1	384.4
Tax charge relating to gains on disposal of investments and subsidiaries	(9.3)	(9.0)
Tax credit relating to restructuring and transformation costs and property related costs	98.6	46.5
Tax credit relating to litigation settlement	1.1	—
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	157.4	(15.4)
Deferred tax relating to gains on disposal of investments and subsidiaries	15.3	2.3
Headline tax charge	412.2	408.8
Headline tax rate	27.0%	25.5%

The headline tax rate as a percentage of headline PBT (that includes the share of headline results of associates) is 27.0% (2022: 25.5%). Given the Group’s geographic mix of profits and the changing international tax environment, the headline tax rate is expected to increase over the next few years.

Headline earnings per share:

The calculation of basic headline EPS is as follows:

	2023	2022
Headline earnings (£ million)	1,025.7	1,100.2
Weighted average shares used in basic EPS calculation (million) (note 10)	1,072.1	1,097.9
Headline EPS	95.7p	100.2p

The calculation of diluted EPS is as follows:

	2023	2022
Diluted headline earnings (£ million)	1,025.7	1,100.2
Weighted average shares used in diluted EPS calculation (million) (note 10)	1,094.0	1,116.4
Diluted headline EPS	93.8p	98.5p

Reconciliation of adjusted operating cash flow and adjusted free cash flow:

£ million	2023	2022
Cash generated by operations	1,844.8	1,268.2
Purchase of property, plant and equipment	(177.2)	(208.4)
Purchase of other intangible assets (including capitalised computer software)	(40.0)	(14.9)
Repayment of lease liabilities	(258.7)	(309.6)
Interest paid on lease liabilities	(102.9)	(92.4)
Investment income	12.9	24.5
Share option proceeds	0.7	1.2
Adjusted operating cash flow	1,279.6	668.6
Corporation and overseas tax paid	(395.3)	(390.9)
Interest and similar charges paid	(274.5)	(210.2)
Interest received	115.8	88.9
Dividends from associates	43.4	37.6
Earnout payments	(30.5)	(71.4)
Dividends paid to non-controlling interests in subsidiary undertakings	(101.3)	(69.5)
Adjusted free cash flow	637.2	53.1

The Group bases its internal cash flow objectives on adjusted operating cash flow and adjusted free cash flow. Management believes adjusted operating cash flow is a target that can be translated into targets for operating business units that do not have direct control of items which influence adjusted free cash flow, such as the Group effective tax rate and leverage; and is meaningful to investors as a measure of the degree to which headline operating profit is converted into cash after the cost of leased operating assets, investment in capital expenditure, and working capital.

Adjusted free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation, and capital expenditure).

Adjusted net debt and average adjusted net debt

Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group. Adjusted net debt at a period end consists of cash and short-term deposits, bank overdrafts and bonds due within one year, and bonds due after one year.

Presentation of adjusted net debt:

£ million	2023	2022
Cash and short-term deposits	2,217.5	2,491.5
Bank overdrafts and bonds due within one year	(946.3)	(1,169.0)
Bonds due after one year	(3,775.0)	(3,801.8)
Adjusted net debt	(2,503.8)	(2,479.3)

Average adjusted net debt is calculated as the average monthly net borrowings of the Group. Adjusted net debt excludes lease liabilities.

Constant currency and pro forma (‘like-for-like’)
These preliminary consolidated financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing pro forma or like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current year to that of prior years.

Further details of the constant currency and pro forma methods are given in the glossary on page 46.

Reconciliation of reported revenue to like-for-like revenue:

£ million
Revenue
2022 reported	14,428.7
Impact of exchange rate changes	(211.2)	(1.5%)
Impact of acquisitions and disposals	172.0	1.2%
Like-for-like growth	455.3	3.2%
2023 reported	14,844.8	2.9%

Reconciliation of reported revenue less pass-through costs to like-for-like revenue less pass-through costs:

£ million
Revenue less pass-through costs
2022 reported	11,799.3
Impact of exchange rate changes	(150.8)	(1.3%)
Impact of acquisitions and disposals	101.4	0.9%
Like-for-like growth	109.8	0.9%
2023 reported	11,859.7	0.5%

Earnings/(loss) from associates - after interest and tax

Management reviews the 'earnings/(loss) from associates – after interest and tax' by assessing the underlying component movements including 'share of profit before interest and taxation of associates', 'share of adjusting and other items for associates', 'share of interest and non-controlling interests of associates', and 'share of taxation of associates', which are derived from the Income Statements of the associate undertakings.

The following table is an analysis of 'earnings/(loss) from associates – after interest and tax' and underlying component movements:

£ million	2023	2022
Share of profit before interest and taxation	181.2	219.6
Share of adjusting and other items for associates	34.0	(134.3)
Share of interest and non-controlling interests	(112.5)	(104.7)
Share of taxation	(32.5)	(41.0)
Earnings/(loss) from associates - after interest and tax	70.2	(60.4)

Share of adjusting and other items for associates was £34.0 million (2022: £134.3 million). In 2023 this included £45.1 million of distributions received from Kantar, described in note 5. In 2022 this included £75.8 million of amortisation and impairment of acquired intangible assets as well as restructuring and one-off transaction costs of £54.8 million within Kantar.

Glossary and basis of preparation

Adjusted free cash flow
Adjusted free cash flow is calculated as cash used in/generated from operations plus dividends received from associates, interest received, investment income received, and share option proceeds, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), earnout payments and purchases of property, plant and equipment and purchases of other intangible assets.

Adjusted operating cash flow
Adjusted operating cash flow is calculated as cash used in/generated from operations plus investment income received, and share option proceeds, less repayment of lease liabilities (including interest), and purchases of property, plant and equipment and purchases of other intangible assets.

Adjusting items
Adjusting items include gains/losses on disposal of investments and subsidiaries, gains/losses on remeasurement of equity interests arising from change in scope of ownership, investment and other impairment charges, litigation settlement, restructuring and transformation costs, property related costs, goodwill impairment, amortisation and impairment of acquired intangible assets, and share of adjusting and other items for associates.

Average adjusted net debt and adjusted net debt
Average adjusted net debt is calculated as the average daily net borrowings of the Group. Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds due within one year and bonds due after one year. Adjusted net debt excludes lease liabilities.

Billings and estimated net new business billings
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new business billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency
The Group uses US dollar-based, constant currency models to measure performance across all jurisdictions. These are calculated by applying budgeted 2023 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.

General and administrative costs
General and administrative costs include marketing costs, certain professional fees, and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group.

Headline earnings
Headline PBT less headline tax charge and non-controlling interests.

Headline EBITDA
Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment charges, goodwill impairment, amortisation and impairment of acquired intangible assets, amortisation of other intangibles, depreciation of property, plant and equipment, depreciation of right-of-use assets, restructuring and transformation costs, property related costs, litigation settlement, share of adjusting and other items for associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline operating profit
Operating profit before gains/losses on disposal of investments and subsidiaries, investment and other impairment charges, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property related costs, litigation settlement, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline PBIT
Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment charges, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property related costs, litigation settlement, share of adjusting and other items for associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline operating profit margin
Headline operating profit margin is calculated as headline operating profit (defined above) as a percentage of revenue less pass-through costs.

Headline PBT
Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment charges, goodwill impairment, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, property related costs, litigation settlement, share of adjusting and other items for associates, gains/losses arising from the revaluation and retranslation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline tax charge
Taxation excluding tax/deferred tax relating to gains/losses on disposal of investments and subsidiaries, investment and other impairment charges, goodwill impairment, restructuring and transformation costs, property related costs, litigation settlement, and the deferred tax impact of the amortisation of acquired intangible assets and other goodwill items.

Net working capital
The movement in net working capital consists of movements in trade working capital and movements in other working capital and provisions per the analysis of cash flows note.

Pass-through costs
Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs.

Pro forma (‘like-for-like’)
Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals, and the reclassification of certain businesses to associates in 2022. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.

Revenue less pass-through costs
Revenue less pass-through costs is revenue less media and other pass-through costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 22 February 2024.	By: ______________________
Balbir Kelly-Bisla
Company Secretary